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                          September 25, 2023

       Michael A. Martino
       Chief Executive Officer
       Ampio Pharmaceuticals, Inc.
       9800 Mount Pyramid Court, Suite 400
       Englewood, CO 80112

                                                        Re: Ampio
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 18,
2023
                                                            File No. 333-274558

       Dear Michael A. Martino:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              April Hamlin, Esq.